

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

<u>Via E-mail</u>
Joseph Wade
President and Chief Executive Officer
Embarr Downs, Inc.
205 Avenue Del Mar # 984
San Clemente, CA 92674

> **Re: Embarr Downs, Inc.**
> **Form 10-12G**
> **Filed September 18, 2013**
> **File No. 000-55044**

Dear Mr. Wade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if you have not resolved outstanding comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have resolved all of our comments.

2. It appears from your disclosure that you are a "shell company" as defined in Rule 405 of Regulation C or provide us with your analysis why you are not a "shell company."

3. Please define and clarify industry terms such as "thoroughbred" and "broodmare."

Item 1. Business, page 2

Business of Registrant, page 2

4. Please disclose here that you have not generated revenues to date and disclose your net losses since inception, your monthly cash burn rate, and the number of months you will be able to operate at this rate in the absence of additional capital.

5. Please name the horse that you acquired and provide information, to the extent material, regarding the history and breeding of this horse. If a photograph of the horse is available, consider including this in your amended registration statement.

6. Please clarify, if true, that you acquired your sole horse from Capall Stables, Inc.

7. You state that prior to August 2013 that you performed thoroughbred research for third parties. Please explain here and in the business section beginning on page 14 the nature of the services you provided and to whom. Also, with a view toward revised disclosure, please explain to us why you did not record any revenue from providing thoroughbred research services.

8. We note the disclosure in the first full paragraph on page 3 that you will need to raise $100,000 to acquire an additional four thoroughbreds. Please summarize the timeframe and capital requirements for development of your anticipated complete breeding operations.   We note in this regard your disclosure on page 17.

9. Please reconcile the estimated capital requirements disclosed in the third paragraph on page 3 with the estimated amounts described on page 17.

10. Refer to the last sentence of the third paragraph on page 3. Given your stage of development and the substantial capital you must raise to commence operations, please summarize here your plans to raise capital and the implications if you are unable to raise the full amount needed.

Item 1A. Risk Factors, page 5

11. Please remove the term "prospectus" from the introductory paragraph of this section as you are not offering any securities pursuant to this registration statement on Form 10.

The Company has limited capitalization and lack of working capital, page 7

12. Please quantify the amount of capital you will require to implement each of the major components of your business plan as it appears that $40,000 will not sufficiently develop your business operations.

Because we do not expect to pay dividends for the foreseeable future, page 7

13. Please reconcile this risk factor with your disclosure in the last paragraph on page 30 that you have paid dividends on your common stock and that you intend to distribute at least 20% of net purse winnings as dividends from February 2014.

The management and current shareholders of the Company, page 8

14. Please revise this risk factor and throughout the registration statement to clarify that this is an Exchange Act registration statement and not a registered offering of securities.

Our by-laws provide for indemnification, page 9

15. The registration statement cover page and your articles of incorporation indicate that you are incorporated in Nevada. However, this risk factor and Exhibit 3.3 references the state of Delaware as your state of incorporation. Please revise or advise.

The Company will incur additional costs, page 10

16. Please clarify whether the amount of $24,000 is your estimated filing fees on an annual basis.

The Company may not be able to accurately access the value, page 12

17. Please briefly describe the characteristics of claiming and auctions of thoroughbreds that contribute to the difficulty in valuing horses that you seek to acquire. We note in this regard your disclosure under "Claiming" on page 18.

The Company's auditors have issued a going concern opinion, page 12

18. Please make the risks you describe here more prominent by relocating this risk factor to one of the first risk factors on page 5.

The Company lacks sufficient internal controls, page 12

19. Please revise the risk factor to discuss the reasons why management believes the company lacks sufficient internal controls. In this regard, we note your disclosure on page 25.

Item 2. Financial Information, page 14

20. Please balance your disclosure in this section by describing the obstacles you face in implementing your business plan given that horse racing is generally not profitable, the popularity of horse racing has declined, and it appears that you intend to reserve up to 20% of net purse winnings for distribution as dividends.   Similarly revise your summary

disclosure beginning on page 2. We note in this regard the three risk factors on page 5 and the last paragraph on page 30.

21. It appears from your disclosure on pages 16 and 17 that the economics of thoroughbred racing varies considerably between claiming, allowance, and stakes level racing because of, among other things, the frequency of races, the length of time between races, and the amount of purse money available. Please discuss the economics of horse racing at each of these racing levels in sufficient detail to enable investors to assess the likelihood of success of your proposed business given the number of horses you anticipate acquiring and the attendant capital requirements.

Allowance/Stakes Level Racing, page 16

22. Please discuss in detail the rules and conditions determining eligibility to enter thoroughbreds in races at the allowance and stakes levels. We note in this regard your discussion regarding the claiming division in the third paragraph on page 19.

23. Refer to the third sentence of the last paragraph on page 16. Please clarify in which division you will begin acquiring horses in March 2014. Additionally, please reconcile this timeframe with the timeframe you discuss in the third paragraph on page 17.

24. We note that you intend to use the same training pattern for allowance and stakes division thoroughbreds as you use for claiming division thoroughbreds. Please explain the differences and discuss how this training pattern will allow your thoroughbreds competing at higher levels to be in better condition.

Revenue from Allowance/Stakes Division, page 17

25. Please revise each subsection to clarify that you have not generated revenues from any of your divisions and disclose that you have generated net losses to date.

26. Refer to the first paragraph on page 17. Please explain how the 45-60 day period between races will affect the variability of your revenues and cash flows.

27. Please disclose the distribution of purse winnings, minimum payout per start, if any, and entry fees for each of the allowance division and stakes division. We note in this regard your disclosure in the first paragraph on page 19.

28. You state on page 19 your belief with respect to the claiming division that "we do not believe an absence of racing opportunities will limit our revenues." Please discuss the opportunities for your thoroughbreds to race in each of the allowance and stakes divisions and whether more limited opportunities to race in these divisions may affect your revenues.

Revenue from Claiming Division, page 18

29. Please discuss in greater detail your methodology for valuation of thoroughbreds that you acquire from claiming races and what influence, if any, the initial valuation of thoroughbreds you acquire in claiming races is likely to have on your decision to sell. We note in this regard that the average claim price for thoroughbreds in the report you cite in the last paragraph on page 18 is approximately $21,684 and you have valued Rock Off at approximately $55,000.

Item 5. Directors and Executive Officers, page 27

30. Please revise the biography of Joseph Wade to clarify that Capall Stables, Inc., is a public reporting company.

Conflicts of Interest, page 28

31. Please discuss in greater detail the potential conflicts of interest because your controlling shareholder is also the controlling shareholder of Capall Stables, Inc. Explain the mechanics of the right of first refusal that Capall Stables possesses and file the agreement evidencing this right as an exhibit to your amended registration statement. Also address the significant information advantage Mr. Wade possesses in the valuation of thoroughbreds at the time of purchase or sale given the limited "market" for thoroughbreds and discuss what steps, if any, you will undertake to limit conflicts of interest in this regard. Disclose, if true, that your valuation method is not reviewed by any unrelated third-party.

32. In this regard, please specifically discuss how you determined the value of Rock Off. We note in this regard that you acquired Rock Off for $55,000 from a related party that appears to have initially acquired Rock Off for approximately $13,625.

Item 7. Certain Relationships and Related Transactions, page 29

33. Please file each of the agreements evidencing the related party transactions you disclose here as exhibits to your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel